DENTSPLY SIRONA Inc.
Computation of Ratios of Earnings to Fixed Charges
Exhibit 12.1

(in millions except ratios)	Year Ended December 31,
	2016	2015	2014	2013	2012
Consolidated Earnings:
Pre-tax income from continuing operations	$440.9	$329.7	$404.4	$369.3	$330.7
before adjustment for income or loss from
equity interests

Add fixed charges computed below	58.3	83.8	69.7	72.7	82.2

Net adjustments for capitalized interest	0.1	0.1	0.1	0.1	—

Consolidated Earnings Available for Fixed Charges	$499.3	$413.6	$474.2	$442.1	$412.9

Consolidated Fixed Charges:

Interest expense per financial statements (a)	$35.9	$55.9	$46.9	$49.6	$56.9

Interest expense - capitalized	0.3	0.6	0.2	0.2	0.1

Amortization of deferred financing	4.5	11.3	4.6	5.0	7.0

One-third of rental expense representing reasonable approximation of the interest factor	17.6	16.0	18.0	17.9	18.2

Consolidated Fixed Charges	$58.3	$83.8	$69.7	$72.7	$82.2

Consolidated Ratio of Earnings to Fixed Charges	8.56	4.94	6.80	6.08	5.02

(a) Does not include interest related to uncertain tax positions.